FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January  14, 2015, announcing  today  that satellite service provider O3b Networks, certified Gilat’s SkyEdge II meoEdge high-performance MEO/O3b satellite terminal for use over its growing constellation of satellites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 14, 2015	By:	/s/ Yael Shofar
Yael Shofar
Corporate Secretary

O3b Certifies Gilat’s meoEdge TDMA/SCPC Terminal

Innovative Medium-Earth-Orbit satellite service provider approves
48Mbps satellite terminal targeted at cellular backhaul, offshore energy platforms and trunking applications

Petah Tikva, Israel, January 14, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that satellite service provider O3b Networks, certified Gilat’s SkyEdge II meoEdge high-performance MEO/O3b satellite terminal for use over its growing constellation of satellites. O3b successfully launched four more satellites in December 2014 to meet market demand and complement the eight that are already in orbit serving customers in Africa, the Middle East, the Pacific and Latin America.

With data rates of up to 48Mbps over the O3b constellation, Gilat’s meoEdge satellite terminal - part of the SkyEdge II family of products - is especially suited for cellular backhauling, oil and gas platform connectivity and trunking applications. Not only is meoEdge the only TDMA terminal certified for O3b, but it is also unique in its ability to switch to SCPC on the fly. The certification tests conducted by O3b verified seamless operation during handovers between satellites, with no packet loss.

“We are happy to announce the certification of the meoEdge satellite terminal, which was developed by our long-term friend and technology partner, Gilat Satellite Networks. Gilat is helping us pioneer MEO communications worldwide, especially in the Cellular Backhaul and Oil and Gas markets, where it has demonstrated particular expertise," explained John Finney, O3b’s Chief Commercial Officer. “Gilat not only supplies our only TDMA-based solution but also has the capability to be a full turnkey integrator for O3b networks when necessary. Additionally, Gilat is unique in its ability to provide hub operations services to our joint customers.”

“O3b provides services in under-connected markets in Latin America, Africa, the Middle East, Asia and Australia, with a collective population of over 3 billion people,” expanded Erez Antebi, Gilat's CEO. "Being able to support O3b’s MEO initiative with TDMA VSATs is a technological breakthrough. Now that the certification process is complete, customers can rest assured that meoEdge is ready to go to market and will provide a ‘fiber-speed, satellite-reach’ solution, according to specification.”

About O3b Networks Limited
O3b Networks Limited is a global satellite service provider building a next-generation satellite network for telecommunications operators, Internet service providers, enterprise and government customers in emerging markets. The O3b system combines the global reach of satellite with the speed of a fiber‐optic network providing billions of consumers and businesses in nearly 180 countries with low‐cost, high‐speed, low latency Internet and mobile connectivity.  O3b Networks’ investors include SES, Google, Liberty Global, HSBC Principal Investments, Northbridge Venture Partners, Allen & Company, Development Bank of Southern Africa, Sofina, Satya Capital and Luxempart. O3b Networks is headquartered in St. Helier, Jersey, Channel Islands.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

Thomas Mei, Account Executive
(212) 896-1208
tmei@kcsa.com